UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*
Donahue                       Thomas                  R.
(Last)                        (First)                 (Middle)
c/o Federated Investors, Inc.
Federated Investors Tower
(Street)
Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.                FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
      December 18, 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director                        ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Vice President, Chief Financial Officer, Treasurer

7.  Individual or Joint/Group Reporting (Check Applicable Limit)
___X____  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person



 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of     2.         3.            4.  Securities Acquired   5.  Amount of    6.  Ownership  7.  Nature
   Security     Transaction   Transaction   (A) or Disposed of     Securities       Form:  Direct  of Indirect
   (Instr. 3)   Date          Code          (D) (Instr. 3, 4, and  Beneficially     (D) or         Beneficial
                (Mon/day/year)(Instr. 8)    5)                     Owned at End of  Indirect (I)   Ownership
                                                                   Month            (Instr. 4)     (Instr. 4)
                                                                   (Instr. 3 and 4)
                           Code   V      Amount   (A) or   Price
                                                     (D)




     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting  person,  see Instruction
4(b)(v).


FORM 4 (continued)
     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion or  3.              4.  Transaction    5.  Number of     6.  Date Exercisable
Derivative Security  Exercise Price of  Transaction        Code            Derivative        and Expiration Date
(Instr. 3)           Derivative         Date               (Instr. 8)      Securities        (Month/Day/Year)
                     Security           (Month/Day/Year)                   Acquired (A) or
                                                                           Disposed of (D)
                                                                           (Instr. 3, 4,
                                                                           and 5)
                                                        Code     V         (A)       (D)     Date         Expiration
                                                                                             Exercisable  Date
Employee Stock       $25.35             12/18/2002      A                  42,541            12/18/2002 12/17/2012
Options (right to
purchase)




7.  Title and Amount of       8.  Price of     9.  Number of        10.  Ownership    11.  Nature of
Underlying Securities         Derivative       derivative           Form of           Indirect Beneficial
(Instr. 3 and 4)              Security         Securities           Derivative        Ownership
                              (Instr. 5)       Beneficially Owned   Security:         (Instr. 4)
                                               at End of Month      Direct (D) or
                                               (Instr. 4)           indirect (I)
                                                                    (Instr. 4)
Title            Amount or
                 Number of
                 Shares
Class B Common   42,541       $6.82            42,541               D
Stock



Explanation of Responses:

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Thomas R. Donahue               December 20, 2002
**Signature of Reporting Person     Date